Exhibit 99.3

Minera Andes Inc.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Annual General and Special Meeting to be held on June 18, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
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7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 pm, Pacific Time, on June 16, 2009.

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Appointment of Proxyholder
I/We being holder(s) of Minera Andes Inc. (the "Corporation") hereby appoint(s):
Mr. Allen V. Ambrose, Director, President and Chief Executive Officer of the Corporation, or failing him Henry A. John, Chief Financial Officer of the Corporation (the "Management Designees")	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Minera Andes Inc. (the "Meeting") to be held at The Fairmont Hotel Vancouver, Saturna Island Room, 900 West Georgia Street, Vancouver, British Columbia on June 18, 2009 at 1:30 pm (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Withhold

1. Fix the Number of Directors
To fix the number of directors to be elected at the Meeting at seven (7) members.	☐	☐

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	For	Withhold

2. Election of Directors
To elect as Directors all of the proposed nominees, as more particularly set forth in the accompanying Management Information Circular prepared for the Meeting.	☐	☐

Vote FOR or WITHHOLD for all nominees proposed by Management

	For	Withhold

3. Appointment of Auditors
To appoint BDO Dunwoody LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Withhold

4. Amendment to Articles
A Special Resolution, approving the amendment to the Corporation's Restated and Amended Articles of Amalgamation, as more particularly set forth in the accompanying Management Information Circular prepared for the Meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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